EXHIBIT 99.1

TeliaSonera Sweden quadruples speed of GSM network and increases network coverage to 90 percent of Sweden

STOCKHOLM, Sweden, Jan. 20, 2005 (PRIMEZONE) -- TeliaSonera Sweden is now sharply increasing the speed of data traffic throughout its GSM network by introducing EDGE technology, which allows fast and easy use of mobile services of the future. TeliaSonera Sweden is also increasing the operating reliability of the entire network and expanding coverage to 90 percent of Sweden. The build-out involves an investment of approximately SEK 1 billion, distributed over a four-year period.

TeliaSonera's network has already received awards for a number of years for being the best GSM network in Sweden, for having the best GPRS, and in 2004, for also having the best overall 3G service. Today, people expect a lot of mobile communications, and they will expect even more as a growing number of services are introduced and become even better. The build-out will be implemented over a four-year period and involve the following:

-Increasing coverage from 70 percent to more than 90 percent of Sweden's land area, making TeliaSonera Sweden's mobile network the obvious alternative for today's NMT customers.

-Introducing EDGE technology throughout the entire GSM network. This will enable transmission speeds of up to 210/105 kbps, which is four times faster than today's data rate. Upstream speeds (from mobile handsets) will also be faster than 3G rates, making it easy to send image and audio files.

- Increasing the operating reliability and capacity of the network so it can manage a heavier traffic load than today's.

"We want to offer the best and most reliable mobile telephony services and mobile surfing, in a class of their own, to our customers all over Sweden. Good network coverage and capacity are a matter of course for our customers, wherever they live and are active in Sweden. With the build-out, today's NMT customers will become satisfied GSM customers. The mobile Internet has major growth potential, provided there is high network capacity. Internet services will soon become as obvious on mobile terminals and they are on computers today," says Marie Ehrling, President of TeliaSonera Sweden.

Due to the planned GSM build-out, TeliaSonera Sweden will not bid on the National Post and Telecom Agency's licence for the digital 450 network, which is intended to be an alternative mobile technology for today's NMT customers.

"TeliaSonera Sweden gives priority to making things simple for customers. The alternative NMT technology covered by the new licence requires special handsets. Nor does digital 450 technology work together with GSM and 3G. Furthermore, there are far greater possibilities to use a telephone with 3G and GSM/EDGE in other countries than a digital 450 handset. We have chosen EDGE because it allows our customers to use the mobile Internet in any part of the network, wherever they happen to be. Today, 100,000 GSM/EDGE phones are already being used in the mobile network," says Marie Ehrling.

For further information journalists can contact: TeliaSonera Sweden's Press Office, +46-(0)8-713 58 30

FACTS:

EDGE -- (Enhanced Data for Global Evolution), an upgrade of the GPRS part of the GSM network. Data rates are increased to 210/105 kbps*. In connection with the upgrade, network coverage will also be expanded to more than 90 percent of Sweden's land area.

UMTS -- (Universal Mobile Telecommunications System). Telia launched UMTS service in Sweden on March 10, 2004 and it is called 3G in everyday language. 3G currently has a maximum data rate of 384/64 kbps*. TeliaSonera Sweden's UMTS network covers almost 90 percent of the Swedish population today.

GPRS -- (General Packet Radio Service) was introduced in the GSM network in 2001 and basically involved a new type of data transmission based on the same principle as IP technology. Data rates were increased to 48/24 kbps*. GPRS is available throughout the GSM network in Sweden. TeliaSonera Sweden's GPRS was named the best in Sweden in 2002 and 2003.

GSM -- (Global System for Mobile Communications). In 1992, GSM technology took up the battle with NMT technology. Today, the GSM network in Sweden covers 70 percent of Sweden and will be increased to 90 percent after the planned upgrade of the network with EDGE. Over the past three years, TeliaSonera's Swedens GSM network has been designated the best in Sweden.

All these technologies comprise the platform for a seamless mobile network that enables TeliaSonera Sweden's customers to fully utilize a variety of services on a single terminal/mobile handset.

NMT 450 -- (Nordic Mobile Technology) is the first mobile technology to be used in the Nordic region. NMT 450 debuted in 1981 and uses analogue radio transmission.

* xx/yy kbps = downstream data rate to mobile telephone/upstream rate from mobile telephone, calculated in kilobits per second.

Forward-Looking Statements Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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